SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549


                                SCHEDULE 13D
                               (RULE 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
         13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)



                  AIRONET WIRELESS COMMUNICATIONS, INC.
                           (NAME OF ISSUER)

                    COMMON STOCK, $.01 PAR VALUE
                   (TITLE OF CLASS OF SECURITIES)

                              00943A 10 7
                            (CUSIP NUMBER)

                            Larry R. Carter
                        170 West Tasman Drive
                          San Jose, CA   95134
                             (408) 526-4000
              (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
            AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                November 12, 1999
         (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box ( ) .

              (Continued on the following pages)




 CUSIP NO. 00943A 10 7         13D

 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      TELXON CORPORATION (IRS IDENTIFICATION NUMBER 33-0745075)

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) ( )
                                                               (b) ( )

 3    SEC USE ONLY

 4    SOURCE OF FUNDS
         OO

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE

                                     7    SOLE VOTING POWER     - 0 -

         NUMBER OF SHARES            8    SHARED VOTING POWER       -0-
         BENEFICIALLY OWNED
             BY EACH                 9    SOLE DISPOSITIVE POWER     - 0 -
         REPORTING PERSON
               WITH                  10   SHARED DISPOSITIVE POWER  -0-


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           -4,994,262-

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES  ( )
          NOT APPLICABLE

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         35.1% (BASED ON 14,202,910 SHARES OF AIRONET WIRELESS
         COMMUNICATIONS, INC. COMMON STOCK OUTSTANDING AS OF
         NOVEMBER 12, 1999)

 14   TYPE OF REPORTING PERSON
         CO




 CUSIP NO.   00943A 10 7             13D

 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      THE RETAIL TECHNOLOGY GROUP, INC.
      (IRS IDENTIFICATION NUMBER 34-1724226)

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ( )
                                                                (b) ( )

 3    SEC USE ONLY

 4    SOURCE OF FUNDS
         OO

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                        ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

                                  7    SOLE VOTING POWER     -0-
        NUMBER OF SHARES
        BENEFICIALLY OWNED        8    SHARED VOTING POWER    -4,994,262-
             BY EACH
         REPORTING PERSON         9    SOLE DISPOSITIVE POWER       -0-
               WITH
                                  10   SHARED DISPOSITIVE POWER   -0-


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -4,994,262-

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES        ( )
          NOT APPLICABLE

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         35.1% (BASED ON 14,202,910 SHARES OF AIRONET WIRELESS
         COMMUNICATIONS, INC. COMMON STOCK OUTSTANDING AS OF
         NOVEMBER 12, 1999)

 14   TYPE OF REPORTING PERSON
         OO


 ITEM 1.   SECURITY AND ISSUER.

           This statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Issuer Common Stock"), of Aironet Wireless Communications, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3875 Embassy Parkway, Akron, Ohio 44333.

 ITEM 2.   IDENTITY AND BACKGROUND.

           (a) The names of the persons filing this statement are Telxon Corporation, a Delaware corporation ("Telxon") and The Retail Technology Group, Inc., a Delaware corporation and a wholly owned subsidiary of Telxon ("Retail Group"). Set forth on Annex A to this
      Schedule 13D is a list of the directors and executive officers of Telxon and Retail Group (collectively, the "Directors and Officers") and the present principal occupation of each of the Directors and Officers.

           (b) The address of the principal office and place of business of Telxon is 3330 West Market Street, Akron, Ohio 44333. Retail Group, having no operations other than the ownership of Issuer Common Stock, has the same business address as Telxon.

           (c) Telxon designs, manufactures, integrates, markets and supports transaction-based mobile information systems. Retail Group has no operations other than the ownership of Issuer Common Stock.

           (d) During the past five years, neither Telxon or Retail Group, nor, to Telxon's and Retail Group's knowledge, any of the Director and Officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) During the past five years, neither Telxon or Retail Group, nor, to Telxon's and Retail Group's knowledge, any of the Director and Officers, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

           (f) Telxon is a Delaware corporation and Retail Group is a Delaware corporation. Each of the Directors and Officers is a United States citizen, except for Peter A. Lomax who is a citizen of the United Kingdom of Great Britain and Northern Ireland.

 ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The Issuer was incorporated in 1993 as a wholly owned subsidiary of Telxon. Following the initial public offering of the Issuer Common Stock on July 30, 1999, Telxon owned approximately 35.1% of the outstanding Issuer Common Stock. On November 12, 1999, Telxon contributed all of its Issuer Common Stock to Retail Group.

 ITEM 4.   PURPOSE OF TRANSACTION.

           (a) - (b) On November 12, 1999, Telxon contributed all of its shares of Issuer Common Stock to Retail Group in connection with the execution of the Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), dated as of November 8, 1999, by and among Cisco Systems, Inc., a California corporation ("Cisco"), Osprey Acquisition Corporation, Delaware corporation and wholly owned subsidiary of Cisco ("Osprey"), and the Issuer. The Merger Agreement is filed as Exhibit 1 to the Schedule 13D filed by Cisco on November 18, 1999 and is incorporated herein in its entirety by reference.

           (c) Not applicable.

           (d) Not applicable.

           (e) Not applicable.

           (f) Not applicable.

           (g) Not applicable.

           (h) Not applicable.

           (i) Not applicable.

           (j) Other than as described above, Telxon and Retail Group currently have no plans or proposals which related to, or may result in, any action similar to any of those enumerated in Items 4(a) - (j) of Schedule 13D.

 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

           (a) - (b) Retail Group directly owns 4,994,262 shares of Issuer Common Stock. As the sole stockholder of Retail Group, Telxon may be deemed to be the beneficial owner of Issuer Common Stock owned by Retail Group.

           Pursuant to the Stockholder Agreement, dated November 8, 1999, among Cisco, Osprey, the Issuer and Telxon, and the Joinder to the Stockholder Agreement, dated November 8, 1999, by and among Cisco, Osprey, the Issuer and Retail Group (hereinafter together referred to as the "Stockholder Agreements"), neither Telxon nor Retail Group may transfer any of their shares of Issuer Common Stock prior to the earlier to occur of (i) such date and time as the merger of the Issuer with Osprey shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of the termination of the Merger Agreement.

           Pursuant to the Stockholder Agreements, Retail Group and Cisco have shared power to direct the vote of 4,994,262 shares of Issuer Common Stock held by Retail Group (the "Shares"). Pursuant to the Stockholder Agreements, Telxon and Retail Group irrevocably appointed Cisco (or any nominee of Cisco) as their lawful attorney and proxy with respect to the Shares. This proxy gives Cisco the limited right to vote all of the Shares (i) in favor of approval of the Merger Agreement and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between the Issuer and any person or entity other than Cisco or Osprey or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or which could result in any of the conditions to Issuer's obligations under the Merger Agreement not being fulfilled. Retail Group may vote the Shares of Issuer Common Stock on all other matters. The Stockholder Agreements and the related proxies terminate upon the earlier to occur of (i) such date and time as the merger of the Issuer with Osprey shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of the termination of the Merger Agreement. The foregoing summary of the Stockholder Agreements and the related proxies is qualified in its entirety by reference to the copies of the Stockholder Agreements included as Exhibit 1.2 and Exhibit 1.3 to this Schedule 13D and incorporated herein in their entirety by reference.

           As a result of the Stockholder Agreements and various other stockholder agreements entered into by Cisco, Osprey and the Issuer in connection with the Merger Agreement, Telxon and Retail Group may be deemed to be the beneficial owners of at least 7,253,181 shares of Issuer Common Stock held in the aggregate by stockholders of the Issuer who have entered into such stockholders agreements. Telxon and Retail Group disclaim beneficial ownership of these securities other than the Shares. As a result of the Stockholder Agreements and such other stockholder agreements, Telxon and Retail Group may be deemed to be members of a group as set forth in Rule 13d-5, under the Securities Exchange Act of 1934, as amended, however, Telxon and Retail Group disclaim membership in any such group.

           None of the Directors and Officers directly owns any securities of the Issuer. However, by reason of their status as directors and/or officers of Telxon and Retail Group, the Directors and Officers may be deemed to be the beneficial owners of the Shares. Telxon and Retail Group have been advised by each of the Directors and Officers that such Directors and Officers disclaim beneficial ownership of any shares of Issuer Common Stock from time to time owned directly or beneficially by Telxon and Retail Group.

           (c) Other than as set forth above in this Schedule 13D, neither Telxon or Retail Group, nor, to their knowledge, any of the Directors and Officers, has effected any transaction in the Issuer Common Stock during the past 60 days.

           (d) Not applicable.

           (e) Not applicable.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Other than as set forth above in this Schedule 13D, to the knowledge of Telxon and Retail Group, there are no contracts, arrangements, understandings of relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuers, including but not limited to transfer of voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except standard default and similar provisions contained in loan agreements.

 ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit No.    Description

 1.1 Joint Filing Agreement, dated as of November 22, 1999, by and between Telxon Corporation ("Telxon"), a Delaware corporation, and The Retail Technology Group, Inc., a Delaware corporation and wholly owned subsidiary of Telxon.

 1.2 Stockholder Agreement, dated as of November 8, 1999, by and among Cisco Systems, Inc., a California corporation ("Cisco"), Osprey Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Cisco, Aironet Wireless Communications, Inc., a Delaware corporation, and Telxon Corporation, a Delaware corporation and the related proxy.

 1.3 Joinder to the Stockholder Agreement, dated as of November 8, 1999, by and among Cisco Systems, Inc., a California corporation ("Cisco"), Osprey Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Cisco, Aironet Wireless Communications, Inc., a Delaware corporation, and The Retail Technology Group, Inc., a Delaware corporation and the related proxy.

 1.4 The Merger Agreement filed as Exhibit 1 to the Schedule 13D filed by Cisco on November 18, 1999 is incorporated herein in its entirety by reference.



                                 SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 November 22, 1999


                               TELXON CORPORATION


                               By:   /s/ John W. Paxton, Sr.
                                  ---------------------------------
                                  Chairman of the Board and Chief
                                  Chief Executive Officer


                               THE RETAIL TECHNOLOGY GROUP, INC.


                               By:     /s/ Woody M. McGee
                                  --------------------------------
                                  Vice President and Chief Financial
                                  Officer





                                                                    ANNEX A

                             EXECUTIVE OFFICERS
                           OF TELXON CORPORATION

      The name and principal occupation of each of the executive officers and directors of Telxon Corporation are listed below. The principal business address of each of the executive officers of Telxon Corporation is 3330 West Market Street, Akron, Ohio 44333.

 Name                                Principal Occupation

 John W. Paxton, Sr.     Chairman of the Board of Directors and Chief
                             Executive Officer
 Kenneth A. Cassady      President and Chief Operating Officer
 Woody M. McGee          Vice President and Chief Financial Officer
 David H. Biggs          Vice President and Chief Technology Officer
 James G. Cleveland      Executive Vice President, Americas
 Peter A. Lomax          Executive Vice President, Europe/Middle East/Africa
 Robert A. Goodman       Secretary of Telxon and Senior Partner of Goddman,
                           Wiess, Miller LLP, and General Counsel of Telxon
 R. David Garwood        President, R.D. Garwood, Inc.
 L. Michael Hone         President, Chief Executive and Director of
                            Centennial Technologies, Inc.
 Richard J. Bogomolny    Retired Chairman and Chief Executive Officer of
                            First National Supermarkets, Inc.
 John H. Cribb           Retired Vice-Chairman of Telxon
 Raj Reddy               Dean, School of Computer Science, Carnegie Mellon
                           University


                      DIRECTORS AND EXECUTIVE OFFICERS
                    OF THE RETAIL TECHNOLOGY GROUP, INC.

      The name and principal occupation of each of the executive officers and directors of The Retail Technology Group, Inc. are listed below. The principal business address of each of the executive officers and directors of The Retail Technology Group, Inc. is 3330 West Market Street, Akron, Ohio 44333.

 Name                          Principal Occupation

 John W. Paxton, Sr.    Chairman of the Board and Chief Executive Officer
                          of Telxon
 Kenneth A. Cassady     President and Chief Operating Officer of Telxon
 Woody M. McGee         Vice President and Chief Financial Officer of Telxon